Exhibit 99.5

CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

October 31, 2011 and 2010

(Canadian Dollars)

INDEPENDENT AUDITORS' REPORT To the Shareholders of Coastal Contacts Inc. We have audited the accompanying consolidated financial statements of Coastal Contacts Inc., which comprise the consolidated balance sheets as at October 31, 2011 and October 31, 2010, the consolidated statements of operations and comprehensive earnings (loss), deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Management’s responsibility for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion. KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firm affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entry. KPMG Canada Pravides services to KPMG LLP.

Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coastal Contacts Inc. as at as at October 31, 2011 and October 31, 2010 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Chartered Accountants Vancouver, Canada December 13, 2011

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

(CAD $000’s)

As at October 31	2011	2010

ASSETS
Current
Cash and cash equivalents [note 4]	$16,864	$18,266
Accounts receivable [note 5]	6,092	9,070
Inventory	26,228	17,536
Prepaid expenses	3,125	3,109
Future income tax [note 6]	97	97
	52,406	48,078

Property, equipment and leasehold improvements [note 7]	10,196	5,558
Intangible assets [note 8]	9,646	8,908
Goodwill [note 9]	8,518	7,715
	$80,766	$70,259
LIABILITIES
Current
Accounts payable and accrued liabilities	$37,155	$27,012
Capital lease obligation [note 10]	2,646	811
Other current liabilities	280	132
	40,081	27,955

Other long-term liabilities	859	425
Capital lease obligation [note 10]	1,911	2,508
Long-term debt [note 11]	1,500	—
Future income tax [note 6]	3,306	3,359
	47,657	34,247
SHAREHOLDERS’ EQUITY
Share capital [note 13]
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
56,221,157 common shares [2010 – 55,396,171]	40,667	39,176
Contributed surplus [note 14]	3,208	2,663
Accumulated other comprehensive loss [note 15]	(3,411)	(3,783)
Deficit	(7,355)	(2,044)
	33,109	36,012
	$80,766	$70,259

See accompanying notes to the consolidated financial statements

Commitments [note 20]

Contingencies [note 21]

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE EARNINGS (LOSS)

(CAD $000’s, except share and per share amounts)

Years ended October 31	2011	2010

Sales	$184,097	$153,166
Cost of sales	129,395	109,390
Gross profit	54,702	43,776

Advertising	26,636	18,069
Selling, general and administration	29,056	19,708
Amortization	2,825	2,272
Share-based compensation [note 14]	1,044	485
Interest expense	275	96
Foreign exchange (gain) loss	(151)	97
Earnings (loss) before income taxes	(4,983)	3,049
Income tax recovery [note 6]	(59)	(53)
Net earnings (loss)	(4,924)	3,102

Unrealized foreign exchange gain (loss) on translation of financial statements of self-sustaining foreign operations	372	(301)
Comprehensive earnings (loss)	$(4,552)	$2,801

Basic net earnings (loss) per share	$(0.09)	$0.05
Diluted net earnings (loss) per share	$(0.09)	$0.05

Weighted average number of common shares outstanding [note 16]
Basic	55,490,891	56,910,149
Diluted	55,490,891	58,101,504

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(CAD $000’s)

Years ended October 31	2011	2010

Deficit, beginning of year	$(2,044)	$(3,897)
Net earnings (loss)	(4,924)	3,102
Premium on purchase of common shares for cancellation [note 13]	(387)	(1,249)
Deficit, end of year	$(7,355)	$(2,044)

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CAD $000’s)

Years ended October 31	2011	2010

OPERATING ACTIVITIES
Net earnings (loss)	$(4,924)	$3,102
Non-cash items affecting earnings:
Amortization	3,138	2,346
Share-based compensation	1,044	485
Future income taxes	(90)	(179)
Unrealized foreign exchange loss	105	—
Changes in non-cash working capital:	5,085	2,149
Cash provided by operating activities	4,358	7,903

INVESTING ACTIVITIES
Repayments from (advances to) related parties	(13)	169
Business acquisition	(213)	—
Acquisition of property, equipment and leasehold improvements	(3,083)	(4,033)
Acquisition of intangible assets	(1,718)	(424)
Disposition of property and equipment [note 10]	343	3,411
Cash used in investing activities	(4,684)	(877)

FINANCING ACTIVITIES
Issuance of common shares on exercise of options	1,141	146
Capital lease payments	(885)	—
Advance of long-term debt	1,500	—
Purchase of common shares for cancellation	(3,011)	(158)
Cash used in financing activities	(1,255)	(12)

Effect of exchange rate changes on cash and cash equivalents	179	(280)

Increase (decrease) in cash and cash equivalents	(1,402)	6,734
Cash and cash equivalents, beginning of year	18,266	11,532
Cash and cash equivalents, end of year	$16,864	$18,266

Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:
Assets acquired under capital lease [note 10]	$343	$3,499
Assets acquired and financed by third parties [note 10]	3,378	—
	$3,721	$3,499

Income tax paid (recovered) in cash	$(311)	$392
Interest paid in cash	$418	$24

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Coastal and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where accounting judgments and estimates are significant to Coastal include allowance for doubtful accounts, estimated useful life of assets and the inventory obsolescence provision.

Revenue recognition

Revenue from product sales is recognized when the product has been shipped to the customer. At this point, the amount of sales revenue is determinable, no significant vendor obligations remain and the collection of the revenue is assured. A provision is made for product returns and doubtful accounts receivable.

Foreign currency translation

The reporting and measurement currency of Coastal is the Canadian dollar. Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The resultant translation adjustments are reported as cumulative foreign currency translation adjustment in comprehensive earnings.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the rate prevailing on the transaction date. Foreign currency translation gains or losses are recorded in earnings in the period in which they occur.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of inception of three months or less.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. The cost of inventories recognized as expense during the year ended October 31, 2011 was $108 million (2010 - $89 million). The amount of inventory write-downs as a result of net realizable value lower than cost during the year ended October 31, 2011 was $1.0 million (2010 - nil).

Cost of sales incudes:

•      Cost of purchased products

•      Labour costs of operating our call centres, distribution facilities and optical laboratories

•      Outbound freight

•                  Occupancy and operational costs related to the call centres, distribution facitlities and optical laboratories.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Computer hardware	30% declining balance
Computer software	100% declining balance
Customized ERP software	20% straight-line
Furniture, fixtures and equipment	10% - 20% declining balance
Leasehold improvements	lesser of useful life or initial lease term

Intangible assets

Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Customer lists	5 years straight-line
Website development	5 years straight-line

Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the underlying business. Any impairment is charged to the statement of operations in the year of impairment.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for possible impairment annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the reporting units to which the goodwill relates. Any impairment is charged to the statement of operations in the year of impairment.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on future taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not.

Financial instruments

Coastal’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income. Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income, as applicable.

The fair value of these financial instruments approximates their carrying values due to their short-term nature. Coastal does not have derivatives or embedded derivatives.

Impairment of equipment

Long-lived assets, including equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of an asset exceeds its fair value. This charge is recorded as soon as it becomes apparent that the carrying value of the asset should be reduced.

Share-based compensation

Coastal uses the fair value method of accounting for all share options granted, modified or settled during the period. Compensation expense is based on the fair value of the award at the grant date, amortized over the vesting period using the graded vesting method. Non-employee share options are revalued at the end of each period.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

Coastal calculates basic earnings per share using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by the treasury share method. Under the treasury share method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Business combinations

CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests”, replace CICA Handbook Sections 1581 and 1600. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective for any business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted. Coastal elected to adopt these standards early effective November 1, 2010.

Acquisitions of subsidiaries and businesses (other than entities which were under the control of the parent) are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair value (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by Coastal in exchange for control of the acquiree. The acquiree’s identifiable assets and liabilities that meet the conditions for recognition under Section 1582 are recognized at their fair value at the acquisition date except for certain assets and liabilities which are recognized and measured in accordance with the related handbook section.

Goodwill arising on acquisition is recognized as an asset and is measured as the fair value of consideration transferred including the recognized amount of any non-controlling interest in the acquiree less the net fair value of the identifiable assets and liabilities recognized. If, after reassessment, the Coastal’s interest in the net fair value of the acquiree’s identifiable assets and liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss as a bargain purchase.

Transaction costs, other than those associated with the issue of debt or equity securities, that Coastal incurs in connection with a business combination are expensed as incurred.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

3. FUTURE ACCOUNTING POLICIES

Transition to International Financial Reporting Standards

In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Starting in the first quarter of fiscal 2012, Coastal will provide unaudited consolidated interim financial statements in accordance with IFRS, including comparative fiscal 2011 figures. Coastal’s first annual IFRS financial statements will be for the year ending October 31, 2012 and will include the comparative period of fiscal 2011, adjusted for IFRS. Coastal is in the process of determining the impact on its financial statements of the transition to IFRS.

4. CASH AND CASH EQUIVALENTS

Coastal has the Canadian dollar equivalent of $1.4 million of cash on hand that is restricted as security for certain value added tax payments and retainers for professional services.

5. RELATED PARTY BALANCES AND TRANSACTIONS

	2011	2010
	$000’s	$000’s

Promissory notes receivable	211	204

Included in accounts receivable are four promissory notes outstanding from Coastal employees totalling $0.2 million, of which $0.05 million was accumulated interest. These loans are payable on demand and bear interest at a rate of 5% per annum and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding from its Chief Executive Officer, its Chief Financial Officer or any of its directors at October 31, 2011.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Coastal’s future tax assets and liabilities are as follows:

	2011	2010
	$000’s	$000’s

Future income tax assets
Unused tax losses	2,782	2,945
Net book value of capital assets in excess of tax value	(942)	(1,227)
Carrying value of intangible assets in excess of tax basis	(13)	-
Capital lease obligation	716	829
Other	321	198
Total future tax assets	2,864	2,745
Valuation allowance	(2,767)	(2,648)
Total future tax assets	97	97

Future income tax liabilities
Expense recognized for tax purposes in foreign jurisdictions	(825)	(994)
Net book value of capital assets in excess of tax value	(268)	(259)
Carrying value of intangible assets in excess of tax basis	(2,213)	(2,106)
Total future tax liability	(3,306)	(3,359)

The potential income tax benefits relating to the future income tax assets have not been recognized in the consolidated financial statements where their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation.

Significant components of the income tax expense attributable to continuing operations are as follows:

	2011	2010
	$000’s	$000’s

Current income tax expense	30	171
Future income tax recovery relating to reversal of taxable temporary differences	(89)	(224)
Current income tax recovery	(59)	(53)

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. INCOME TAXES (Continued)

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rates to income tax expense, at the statutory tax rate of 26.83% [2010 – 28.5%] is as follows:

	2011	2010
	$000’s	$000’s

Income tax expense (recovery) at statutory tax rates	(1,337)	869
Permanent differences	376	148
Change in valuation allowance	119	(303)
Foreign tax rate differential	—	(133)
Other	783	(634)
	(59)	(53)

As at October 31, 2011, Coastal has non-capital loss carry-forwards of $10.7 million for Canadian income tax purposes that expire as follows:

$000’s

2014	7
2026	4,425
2027	1,098
2028	3,296
2029	141
2031	1,774
10,741

7. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

			2011	2010
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$000’s	$000’s	$000’s	$000s

Computer hardware and software	4,473	3,139	1,334	1,135
Furniture, fixtures and equipment	6,254	1,136	5,118	997
Leasehold improvements	2,071	1,277	794	108
	12,798	5,552	7,246	2,240
Assets under capital lease
Computer hardware and software	868	257	611	816
Furniture, fixtures and equipment	2,467	539	1,928	1,994
Leasehold improvements	508	97	411	508
	3,843	893	2,950	3,318
	16,641	6,445	10,196	5,558

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

8. INTANGIBLE ASSETS

			2011	2010
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$000’s	$000’s	$000’s	$000s

Brand names and trademarks acquired	8,579	—	8,579	7,616
Customer lists acquired	3,616	3,616	—	199
Website creation	4,839	3,772	1,067	1,093
	17,034	7,388	9,646	8,908

9. GOODWILL

			Currency
	2010	Additons	Impact	2011
	$000’s	$000’s	$000’s	$000’s
Total goodwill	7,715	719	84	8,518

On October 17, 2011, Coastal acquired 100% interest of Just Eyewear, LLC for $0.6 million which is made up of cash and common shares. The assets acquired consisted primarily of goodwill.

10. CAPITAL LEASE OBLIGATION

During the year ended October 31, 2011, Coastal sold equipment totaling $0.3 million (2010 - $3.5 million) and subsequently leased the assets back. The resulting leases are classified as capital leases. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease terms expire.

	2011	2010
	$000’s	$000’s

$2.1 million lease, 60-month term, interest at 4.73%, monthly payments of $38,931, expires July 2015.	$1,602	$1,984
$1.4 million lease, 36-month term, interest at 4.97% monthly payments of $42,624, expires October 2013.	972	1,335
$0.3 million lease, 48-month term, interest at 5.43% Monthly payments of $7,977, expires January 2015.	291	—
$1.7 million advanced as part of lease agreement, due and payable on demand until final terms are negotiated.	1,692	—
Total capital lease obligation	4,557	3,319
Less current capital lease obligation	(2,646)	(811)
Long-term capital lease obligation	$1,911	$2,508

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

10. CAPITAL LEASE OBLIGATION (Continued)

Lease payments for the next four years:

$000’s

2012	$2,764
2013	1,074
2014	563
2015	383
Less interest	(227)
Capital lease obligation	$4,557

During the year ended October 31, 2011, $0.2 million (2010 - $0.02 million) of interest was paid on the capital leases.

11. LONG-TERM DEBT

Coastal has access to an operating line of credit, secured with a General Security Agreement over all assets, totalling $6.0 million with interest payable at the lenders prime rate plus 2.0%. The balance is due for repayment on March 31, 2013. As at October 31, 2011 $1.5 million (2010 – $nil) was outstanding on this facility.

12. OPERATING FACILITY

A subsidiary of Coastal has access to a secured operating facility, totalling 30.0 million Swedish Krona (SEK) (Canadian dollar equivalent of approximately $4.6 million) with interest payable at a rate of 1% above the Stockholm Interbank Offered Rate. As at October 31, 2011 and October 31, 2010, there were no balances outstanding on this facility.

13. SHARE CAPITAL

(a) Issued and Outstanding Common Shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows:

	2011		2010
	#	$000’s	#	$000’s

Balance, beginning of year	55,396,171	39,176	56,901,719	40,248
Issued on exercise of options	1,171,500	1,640	151,500	226
Issued on acquisition of business	51,186	152	—	—
Purchased and cancelled	(397,700)	(301)	(1,657,048)	(1,298)
Balance, end of year	56,221,157	40,667	55,396,171	39,176

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

13. SHARE CAPITAL (Continued)

On October 29, 2010 Coastal purchased 1,475,000 common shares pursuant to a Normal Course Issuer Bid (“NCIB”) for $2.3 million. The cash for this repurchase was paid out on November 1, 2010.

During the year ended October 31, 2011, Coastal purchased 397,700 common shares, pursuant to a normal course issuer bid, for an average price of $1.73 per share. All of these shares have been cancelled. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit.

(b) Share Purchase Options

Coastal’s shareholder adopted share option plan (the “Option Plan”), for its directors, officers, employees and service providers, sets out the terms upon which options to purchase common shares may be granted. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee. During the year ended October 31, 2011, 150,000 non-employee options were granted to a firm that Coastal has engaged to provide investor relation services.

The following table contains information with respect to Coastal’s share purchase options:

	#	$

Options outstanding, October 31, 2009	4,403,308	0.69 – 1.14
Granted	1,385,000	1.28 – 1.49
Exercised	(151,500)	0.69 – 1.11
Forfeited	(790,000)	0.69 – 1.12
Expired	(98,808)	1.00
Options outstanding, October 31, 2010	4,748,000	0.80 – 1.49
Granted	1,615,000	1.62 – 2.80
Exercised	(1,171,500)	0.80 – 1.62
Forfeited	(320,000)	0.80 – 1.62
Expired	—	—
Options outstanding, October 31, 2011	4,871,500	0.80 – 2.80

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

13. SHARE CAPITAL (Continued)

The following table summarizes information about Coastal’s share purchase options outstanding as at October 31, 2011:

	Share purchase options outstanding			Share purchase options exercisable
		Weighted	Weighted
	Number of	average	average	Number of
Range of exercise	common	remaining	exercise	common	Weighted average
price	shares	contractual	price	shares	exercise price
$	issuable	life (years)	$	issuable	$

0.80 – 0.99	1,096,000	1.75	0.84	1,021,001	0.84
1.00 – 1.14	908,000	1.19	1.10	858,500	1.10
1.15 – 1.62	2,032,500	3.81	1.49	625,331	1.47
1.63 – 2.80	835,000	4.75	2.74	62,500	2.80
	4,871,500	3.02	1.49	2,567,332	1.13

During the year, the fair value of the option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010

Dividend yield	0%	0%
Expected volatility	49.4%	53.9%
Risk free interest rate	2.12%	2.22%
Expected lives	5.0 years	5.0 years

(c) Employee Share Ownership Plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by eligible employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting common shares of Coastal through the open market. Approximately 70% of our employees are eligible to participate in the ESOP.

Coastal’s share of contribution made during the year totalled $0.5 million (2010 - $0.3 million) and has been expensed in selling, general and administration expense.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

14. CONTRIBUTED SURPLUS

	2011	2010
	$000’s	$000’s

Balance – beginning of year	2,663	2,294
Share-based compensation	1,044	485
Impact of options exercised	(499)	(80)
Impact of options cancelled and settled in cash	—	(36)
Balance – end of year	3,208	2,663

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

	2011	2010
	$000’s	$000’s

Balance – beginning of year	(3,783)	(3,482)
Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations	372	(301)
Balance – end of year	(3,411)	(3,783)

16. EARNINGS PER SHARE

	2011	2010

Weighted average number of common shares outstanding - basic	55,490,891	56,910,149
Dilutive share purchase options	—	1,191,355
Weighted average number of common shares outstanding - diluted	55,490,891	58,101,504

17. FINANCIAL INSTRUMENTS

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk. The following analysis provides a measurement of risks as at October 31, 2011. The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.

Credit risk

Coastal’s principal financial assets are cash and equivalents, accounts receivable and amounts due from related parties, which represent Coastal’s exposure to credit risk in relation to financial assets.

Coastal’s credit risk is low as trade receivables are primarily due from financial intermediaries who process payments on behalf of credit card companies with which we have relationships. The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

17. FINANCIAL INSTRUMENTS (Continued)

The credit risk on cash equivalents is less because the counterparties are banks and corporations with high credit-ratings assigned by international credit-rating agencies. Coastal does not have financial assets that are invested in asset backed commercial paper.

The carrying amount of financial assets represents the maximum credit exposure, and as at the reporting date was:

	October 31,	October 31,
	2011	2010
	$000’s	$000’s

Cash and cash equivalents	16,864	18,266
Accounts receivable	5,802	8,866
Related party promissory notes receivable	211	204
	22,877	27,336

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held.

Foreign currency exchange risk

Coastal’s functional currencies are the Canadian Dollar (“CAD”), the Swedish Krona (“SEK”) and the Australian Dollar (“AUD”). Coastal is exposed to fluctuations in the U.S. Dollar (“USD”), the Swedish Krona (“SEK”), the Norwegian Kroner (“NOK”), the European Union Euro (“EURO”) and AUD relative to these functional currencies. Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Coastal is exposed to the following currency risk at October 31, 2011:

(000’s $CAD)	USD	SEK	NOK	EURO
Cash and cash equivalents	3,763	2,185	2,018	1,916
Accounts receivable	2,063	1,167	202	1,561
Accounts payable and accrued liabilities	(12,107)	(6,984)	(95)	(1,430)
	(6,281)	(3,632)	2,125	2,047

Foreign currency exchange risk sensitivity analysis

The following table details Coastal’s sensitivity analysis to a 10% strengthening in the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro on net earnings and comprehensive earnings against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% change in the foreign currency rates. For a 10% weakening of the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive earnings.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

17. FINANCIAL INSTRUMENTS (Continued)

(000’s $CAD)	USD	SEK	NOK	EURO
Net earnings	(4,843)	(85)	2,052	713
Comprehensive earnings		(4,443)

Interest rate risk

Coastal’s policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal. Fluctuations in interest rates impact on the value of cash equivalents. Coastal’s exposure to interest rate risk is limited, as Coastal’s interest bearing financial liabilities have fixed interest rates.

Liquidity risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due. Coastal monitors its cash balances and cash flows generated from operations to meet requirements. All of the accounts payable at October 31, 2011 are due within sixty days.

Fair values

Coastal’s financial instruments consist of cash and cash equivalents, accounts receivable, related party promissory notes, accounts payable and accrued liabilities, capital lease obligations and long-term debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their fair value due to the immediate or short term maturity of these financial instruments. The fair value of the related party promissory notes is not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

The capital lease obligation and long-term debt has been recorded at amortized cost. Based on current market borrowing rates, the carrying values approximate the fair values.

18. MANAGEMENT OF CAPITAL

Coastal’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Coastal considers the items included in the consolidated shareholders’ equity, excluding accumulated and other comprehensive earnings, as capital.

In order to maintain or adjust its capital structure, Coastal may purchase shares for cancellation pursuant to normal course issuer bids or other issuer bids, declare dividends, issue debt or issue new shares. Coastal and a subsidiary of Coastal are subject to a capital sufficiency covenant in association with the overdraft facility in note 12. As at October 31, 2011, the subsidiary’s facility was unused and therefore the subsidiary was not subject to these covenants.

Coastal has drawn $1.5 million of its facility and has met the covenants. Coastal’s overall strategy with respect to capital management remains unchanged from the year ended October 31, 2010.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

19. SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

	Canada	Sweden	USA	Norway	Other	Total
By Region	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales
Year ended October 31, 2011	51,287	34,405	27,700	19,241	51,464	184,097
Year ended October 31, 2010	33,633	29,664	27,412	18,823	43,634	153,166

Property, equipment and leasehold improvements
As at October 31, 2011	8,833	1,335	5	—	23	10,196
As at October 31, 2010	4,116	1,442	—	—	—	5,558

Intangible assets
As at October 31, 2011	1,934	3,052	—	—	4,660	9,646
As at October 31, 2010	913	3,150	—	—	4,845	8,908

Goodwill
As at October 31, 2011	—	5,636	719	—	2,163	8,518
As at October 31, 2010	—	5,571	—	—	2,144	7,715

	Contact Lenses	Glasses	Total
By Product Type	$000’s	$000’s	$000’s

Year ended October 31, 2011	144,537	39,560	184,097
Year ended October 31, 2010	133,661	19,505	153,166

20. COMMITMENTS

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises, as follows:

$000’s
2012	1,805
2013	1,929
2014	1,901
2015	1,164
2016	726
7,525

Operating costs on leases have been excluded.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2011 and 2010

21. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal action by a former employee, for which Coastal has accrued their best estimate and does not believe that there is an exposure in excess of accrual.

Coastal is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. The impact on the Coastal’s future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, Coastal has not incurred material costs related to indemnifications.

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.